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                                                                Exhibit 99.4


                     FORM OF INTERNATIONAL DISTRIBUTION AGREEMENT
                      AUTHORIZED EXCLUSIVE DISTRIBUTOR AGREEMENT


    This Agreement is made and entered into on the date of execution hereof by and between Apollo International of Delaware, Inc. (hereinafter referred to as "Manufacturer"), a Delaware Corporation, having its principal office located at 6542 North US Highway 41, Suite 215, Apollo Beach, Florida 33572, USA, and _______________________________________, having its principal office at
___________________ _______________________ (hereinafter referred to as
"Distributor").


               IN CONSIDERATION OF THE MUTUAL COVENANTS AND AGREEMENTS
                 HEREINAFTER SET FORTH, THE PARTIES AGREE AS FOLLOWS:

I.  APPOINTMENT

    Manufacturer appoint Distributor as an exclusive authorized Distributor to handle products as listed in Exhibit "A".

II. TERM OF AGREEMENT

    Unless otherwise terminated as provided hereafter, this Agreement shall be in effect from the date hereof, for a period of one (1) year.

III.     MANUFACTURER'S OBLIGATIONS

    A. MANUALS. Manufacturer will provide the Distributor with one copy of its equipment manuals. Additional manuals will be supplied for reasonable requests.

    B. TRAINING. Manufacturer will provide the Distributor with training and technical assistance as Manufacturer deems necessary to aggressively pursue and make sales in Distributor's territory.

    C. DISCOUNT LEVEL. Manufacturer agrees to sell to Distributor products listed in Exhibit "A" at Manufacturer's current list price less discount listed in Exhibit "C", for the exclusive territory listed in Exhibit "B".

    D. LICENSE OF PROPRIETARY MARKS AND SOFTWARE. Manufacturer grants to distributor the nontransferable right to use Manufacturer's trademarks, trade names and proprietary marks solely for the purposes of marketing and display of the products. Title to all software and programs in any form, used with the products shall remain with the Manufacturer.

IV. DISTRIBUTOR'S OBLIGATIONS

    A. SHIPMENT SCHEDULE. Distributor will provide a purchase order specifying quantities of products and desired delivery dates covering a 12 month period.

    B. BEST EFFORTS. Distributor shall use its best efforts to promote the distribution of the products, including but not limited to the advertising of the products in appropriate media, and informing of the customers and potential customers regarding the products.

    C. EMPLOYMENT OF QUALIFIED PERSONNEL. Distributor shall employ sufficiently trained and qualified personnel to enable Distributor to perform its obligations hereunder. Distributor's employees shall become familiar with the technology and application of the products.


    D. NOTICE OF DISPUTES. Distributor shall inform the Manufacturer of the details and circumstances of any dispute which may become serious arising between it and its customers and shall

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not, without prior written permission from an officer of the Manufacturer, compromise or settle the dispute.

    E. NOTICE TO MANUFACTURER. Distributor shall immediately advise Manufacturer of any legal notice served on Distributor which might affect Manufacturer; advise Manufacturer on market potential, trends, and forecasts, the credit of present and prospective customers, competition, marketing techniques, handle promptly all correspondence from Manufacturer, and assist and cooperate with Manufacturer's engineers, service and sales personnel during trips to the Distributor.

    F. INTEREST IN PROPRIETARY MARKS. Distributor expressly acknowledges Manufacturer's exclusive right, title and interest to the trademarks, trade names and proprietary marks licensed to the Distributor under this Agreement, and agrees not to represent in any manner that the Distributor has any ownership in Manufacturer's proprietary marks. Distributor further agrees that his use of the proprietary marks should not create in his favor any right, title or interest in or to Manufacture's proprietary marks and that all such use shall inure to the benefit of Manufacturer.

    G. CONFIDENTIALITY. Distributor recognizes Manufacturer has developed and is the owner of products which consist of certain algorithms, ideas, inventions, processes and processing techniques that Manufacturer believes have substantial monetary value and, in which Manufacturer considers TRADE SECRET, PROPRIETARY AND/OR CONFIDENTIAL; Manufacturer is desirous of maintaining rigorous control over the products whether or not they are patentable and Distributor agrees that for the period of this Agreement, including any renewals hereof, and for a period of three years following the termination of the agreement, it will exercise the highest level of due care to prevent disclosure of any proprietary and confidential specifications, documents and any other information provided to Distributor by Manufacture. These measures shall include, but not be limited to:

         a. Distributor shall restrict access to all proprietary information to only those employees of the Distributor who must have such access in order to perform his or her specific obligations pursuant to the Distributor's business; Distributor shall take all necessary and proper precautions to insure that unnecessary and unauthorized access to the information by its employees does not occur.

         b. Distributor shall treat the ideas and the expressions thereof contained in the specifications documents and other information provided to Distributor by Manufacturer, as TRADE SECRET, PROPRIETARY AND/OR CONFIDENTIAL and belonging solely to this Manufacturer and shall not without the prior written permission of an officer of Manufacturer copy or duplicate or allow to be copied or duplicated by a third party any physical embodiments of said specifications, documents or other information.

         c. Distributor shall maintain such confidential and proprietary information in strict confidence, make no use or disclosure thereof except to those users, and limited disclosures which are consistent with the objects and spirit of this Agreement.

         d. Distributor agrees to notify Manufacturer immediately of any unauthorized possession, use or knowledge of the specifications, documents and other information provided to Distributor by use or knowledge and shall assist in preventing any recurrence thereof and shall cooperate with Manufacturer in any litigation or other proceedings deemed necessary by Manufacturer to protect Manufacturer's proprietary rights.


         e. COPYRIGHT. Distributor will maintain any copyright protection of Apollo International of Delaware, Inc., copyrighted material.

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V.  ACCEPTANCE OF ORDERS

    Written releases of orders by Distributor must be given at least sixty (60) days in advance of shipping dates. Changes in delivery schedules (without charge) must be made in writing at least fifteen (15) days prior to scheduled delivery dates. If less than fifteen (15) days notice is given, a reconfiguration charge of One Hundred Dollars ($100.00) per one thousand dollars of purchase order volume determined by the list price, may be applied by Manufacturer. The right to reject any order is reserved by Manufacturer, even if a previous quotation has been made, without changing or prejudicing the relationship between the Manufacture and the Distributor. An order is accepted by Manufacturer when shipped or when it is acknowledged by Manufacturer, whichever occurs first. Orders for shipment of products from inventory will be accepted by Manufacturer only upon receipt of appropriate legal authorization (letter, purchase order, etc.). Manufacturer assumes no liability and shall not be liable to Distributor for any failure to fill or delay in filling orders received from Distributor and accepted by Manufacturer. Manufacturer may withhold shipment or products because of the conditions of Distributor's account or if it determines that Distributor is not financially responsible. If the foregoing conditions are not rectified to Manufacturer's reasonable satisfaction, Manufacturer may terminate this Agreement pursuant to Section XIII, Paragraph A(4). Distributor shall not be permitted to take any credit against or set off any amounts due Manufacturer without prior written authorization of Manufacturer. In no way shall this paragraph be deemed to modify the mutually agreed upon release schedule set forth in Appendix D; the purpose of the aforementioned releases shall be to specify product mix for that release.

    All orders and releases are to be addressed to:        Apollo International
                                                           of Delaware Inc.
                                                           6542 North US 41
                                                           Suite 215
                                                           Apollo Beach,
                                                           Florida 33572, USA
                                                           Telephone:
                                                           (813) 645-7677
                                                           Fax:  (813) 645-8611
                                                           Attention:
                                                           Vice President
                                                             Marketing

VI.    DELIVERY

       Delivery of Manufacturer's product purchased by Distributor hereunder shall be made for and on behalf of Distributor and by a carrier selected by Distributor. Manufacturer will package all equipment suitable for shipment by air freight, F.O.B. shipping point. Distributor shall bear all risk of loss and expense during shipment and until sale of products is finalized. Shipments will be made to Distributor's main office as specified herein or to any Distributor's established offices. Partial shipments will not be made unless specified by Distributor in writing.

VII.   TAXES, INSURANCE, TRANSPORTATION AND OTHER CHARGES

       In addition to the prices for the products, Distributor shall pay all sales, use, excise, or similar taxes, import/export fees, tariffs, transportation, rigging, insurance charges and all other costs or charges associated with the delivery of products to the destinations specified by Distributor.

VIII.  PAYMENT TERMS

       Payment on Products will be made 100% of amount due by wire transfer or irrevocable letter of credit to the account of Manufacturer's choice and payable on presentation of shipping documents with each order by Distributor.

IX.    PRICE ADJUSTMENTS

       Manufacturer shall have the right at any time to adjust its prices by giving Distributor written notice no less than sixty (60) days prior to the date upon which the adjusted price or prices are to become effective. No adjustment of price shall become effective for orders which are accepted by Manufacturer during such sixty (60) day period.

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X.     ACCEPTANCE AND RETURNS

       Following the date of receipt of products, Distributor will have a period of thirty (30) days in which to notify Manufacturer of shipment discrepancies.

XI.    WARRANTY, DISCLAIMER, AND LIMITATION OF LIBAILITY

       Distributor shall be responsible to its customers for any and all warranties which it makes relating to all items sold by Manufacturer and for providing replacements or other adjustments as required by or in connection with said warranties.

       All items sold by Manufacturer are guaranteed against defects in materials or workmanship for a period of two (2) years from the date of receipt from Distributor during such period, provided that:

         1. Distributor has obtained from Manufacturer a return authorization number; and

         2. The defective merchandise is returned to a location specified by Manufacturer, accompanied by a report of findings indicating the basis for rejection and with transportation charges prepaid by Distributor.

XII.   PARTY RELATIONSHIP

       This Agreement does not create an employer-employee relationship between Manufacturer and Distributor, nor any agency, joint venture or partnership. Distributor shall have no authority to act for or to bind Manufacturer in any way, to alter any of the terms or conditions of Manufacturer's standard forms, to warrant or to execute agreements on behalf of Manufacturer, or to represent that Manufacturer is in any way responsible for the acts or omissions of Distributor. Distributor shall be an independent contractor only. Distributor agrees to hold harmless and to indemnify Manufacturer for violation of above conditions.

XIII.  TERMINATION

       A. TERMINATION. This Agreement may also be terminated on occurrence of the following events:

              1. By either party at any time if the other party has breached any provision contained in this Agreement by written notice specifying the breach and the other party does not remedy the breach within 30 days.

              2. Immediately by the petitioning by either party for reorganization under the Bankruptcy Act or having been adjudicated as bankrupt, or by the appointment for the benefit of creditors, or by an involuntary bankruptcy petition brought against either party which has not been discharged within ninety (90) days of date of the petition.

              3. Immediately by the assignment of this Agreement or any of its rights hereunder by Distributor, including without limiting the generality thereof, the transfer of a majority or of a beneficial interest in distributor's business whether a sole proprietorship, corporation or partnership without the prior written permission of manufacturer.

       B. DELIVERIES AFTER TERMINATION. With the establishment of a date of termination of this Agreement, Manufacturer shall be obligated to deliver and Distributor shall be obligated to accept the products as Distributor shall have ordered from Manufacturer prior to the date established for

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termination.  Upon termination, Manufacturer, at its option, may prescribe terms of payment other than the terms stated in this Agreement.

       C. EFFECT OF TERMINATION. Distributor's rights upon termination of this Agreement shall immediately terminate; however, such termination shall not affect any of the obligations of Distributor which exist as of the date of termination, or these obligations of Distributor which from the context of this Agreement are intended to survive its termination.

       D. REPURCHASE AFTER TERMINATION. In the event that the termination of this Agreement is initiated by Distributor, Manufacturer shall have the option to purchase and the Distributor shall, if the option is exercised, resell to Manufacturer at the Distributor's net cost, less twenty five percent (25%), all or any portion of the Distributor's Manufacturer inventory which is determined, after inspection by Manufacturer, to be in good working order.

       If, however, the termination of this Agreement is a result of the giving of the notice, or as a result of termination by the Manufacturer, Manufacturer, at its option, may within thirty (30) days after the termination, repurchase products from the Distributor at the net price paid by the Distributor, less a 5% restocking charge, or at the then current Manufacturer net price to its Distributor's generally, whichever is less.

       E. RETURN OF PROPRIETARY INFORMATION. Upon termination of this Agreement, Distributor shall immediately return to Manufacturer all physical embodiments, all specifications, documents and other information provided to Distributor by Manufacturer including, but not limited to all contracts and correspondence required to be furnished to Manufacturer by the terms of this Agreement or notices given pursuant to this Agreement, all promotional, advertising, and all other tangible property. Upon termination Distributor shall also discontinue the use of the Manufacturer's trade name, trademarks and proprietary marks, except instruction and maintenance manuals normally supplied by Manufacturer to allow Distributor to install and maintain the purchased equipment.

XIV.   PATENTS

       A. PATENT INDEMNITY. The Manufacturer shall, at its expense, defend and indemnify Distributor for costs and damages incurred in any suit, claim, or proceeding brought against the Distributor alleging that the product(s) sold pursuant to this Agreement infringes any patents, provided the Manufacturer is promptly notified, given all assistance required, and permitted to direct the defense. Further, the Manufacturer shall pay any judgment based on such infringement rendered in such suit by final judgment of a court of last resort. Alternatively, in the event that the Manufacturer desires to minimize its liabilities hereunder, the Manufacturer shall, at its option, either substitute a fully equivalent non-infringing item so that it no longer infringes but remains fully equivalent, or obtain for Distributor or its customer, at its own expense, the right to continue use of such item. If none of the foregoing is feasible, the Manufacturer may take back such item and refund to Distributor or its customer the purchase price.

The contrary above notwithstanding, Manufacturer shall have no responsibility to defend or indemnify Distributor in the event that the infringement or alleged infringement results from any modifications performed by or for Distributor.
The foregoing states the entire liability of the Manufacturer for patent infringements.

XV.    DISPUTES

       A. ARBITRATION OF DISPUTES. The parties agree that if any dispute or disagreement as to any matter shall arise hereunder, the same shall be subject to determination by a Board of Arbitrators located in Tampa, Florida, USA. The Board of Arbitrators shall consist of one member appointed by Manufacturer and one member by Distributor, and in the event two arbitrators cannot within ten (10) days of the appointment of the second arbitrator decide the dispute, a third arbitrator shall be selected by the

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two arbitrators named.  The party electing to invoke the arbitration proceeding shall give written notice of the nomination of his arbitrator to the other party at the address provided in this Agreement, and the recipient of such notice shall have seven (7) days from the delivery of such notice in which to name his arbitrator and advise the other party. Failure of the party receiving notice within seven (7) days to name his arbitrator shall entitle the one giving notice to name the second arbitrator.

       The Board shall be governed in its procedure by the rules of the American Arbitration Association then in force.

XVI.   GENERAL TERMS

       A. WAIVER. The failure of Manufacturer to require the performance of any of the terms and conditions of this Agreement or the specific waiver by Manufacturer to Distributor for any breach, shall not prevent the subsequent enforcement of any of the terms or conditions of this Agreement.

       B. NOTICES. All notices provided in this Agreement shall be sent by registered or certified mail to the parties as listed herein, unless either party changes the address by written notice to the other.

       C. ENTIRE AGREEMENT AND UNDERSTANDING. This agreement, including the exhibits hereto attached, sets forth the entire Agreement and understanding between the parties as to the matter contained herein and supersedes any other oral or written Agreement, and the terms and conditions contained herein shall only be amended by subsequent writing signed by the party to be bound or held responsible.

       D. BINDING. This Agreement shall inure to the benefit of and bind the parties hereto, their heirs, personal representatives, successors and assigns.

       E. CONSTRUCTION OF THE AGREEMENT. This Agreement shall be construed under and by the laws of the State of Florida, United States of America.

       F. INVALIDITY OF PROVISION. The invalidity of any provision of this Agreement or the invalidity of the application of such provision to any person or circumstance, shall not effect the validity of the remainder of this agreement.

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       IN WITNESS WHEREOF, Manufacturer has caused this document to be signed by its President and attested to by its Secretary, all by authority of the Board of Directors, the day and year below written, and Distributor has caused its signature and seal to be placed on this Agreement, all by proper authority.

This the _____ day of ________________ 19___

Apollo International of Delaware Inc.
(Corporate Name)                       (Corporate Name)


By:                                    By:
   ----------------------------           ---------------------------

President                              President


Attest:                                Attest:
       ------------------------               -----------------------

Secretary                              Secretary


Date:                             Date:


(Corporate Seal)                       (Corporate Seal)

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                                      APPENDIX A

                        APOLLO INTERNATIONAL OF DELAWARE INC.

                                      PRICE LIST

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                                      APPENDIX B

                                      TERRITORY

       The exclusive territory granted under this Agreement is defined as follows: